Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012
and the year to date March 31, 2013

	Year ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$237,250	$241,515	$206,664	$238,088	$267,906	$44,022
Interest expense, net of amounts capitalized	83,212	84,963	76,120	77,334	62,503	20,394
Interest component of rental expense	150	159	176	191	267	57
Amortization of capitalized interest	2,239	2,885	2,905	3,412	4,498	1,575
Earnings as defined	$322,851	$329,522	$285,865	$319,025	$335,174	$66,048
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$86,301	$84,279	$85,054	$90,479	$78,497	$19,771
Interest on affiliated loans	—	—	8	534	—	—
Interest on interim obligations	1,574	(122)	603	1,374	1,930	305
Amortization of debt discount, premium and expense, net	2,098	2,098	2,098	2,026	1,169	296
Other interest charges	314	333	466	922	(1)	22
Interest component of rental expense	150	159	176	191	267	57
Fixed charges as defined	$90,437	$86,747	$88,405	$95,526	$81,862	$20,451
RATIO OF EARNINGS TO FIXED CHARGES	3.57	3.80	3.23	3.34	4.09	3.23